Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	Percentage Ownership	Jurisdiction or State of Incorporation
Walden Federal Savings and Loan Association	100%	United States
Ever-Green Financial Services, Inc. (1)	100%	New York
Valley Services, Inc. (1)	100%	New York

(1)	Wholly-owned subsidiary of Walden Federal Savings and Loan Association.